October 7, 2024

Paul B. Middleton
Chief Financial Officer
Plug Power Inc.
125 Vista Boulevard
Slingerlands, NY 12159

       Re: Plug Power Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-34392
Dear Paul B. Middleton:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing